UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

DRUGMAX, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

262240 10 4

(CUSIP Number)

Edgardo A. Mercadante, 312 Farmington Avenue, Farmington, CT 06032-1968, (860) 676-1222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(7) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

CUSIP No. 262240 10 4	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edgardo A. Mercadante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,702,847 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,702,847 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,702,847(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 262240 10 4	13D	Page 3 of 6 Pages

(1)	Includes 461,175 shares of restricted stock (“Restricted Stock”) issued to Mr. Mercadante under the Company’s 2003 Restricted Stock Plan, 20,000 shares of common stock purchased by Mr. Mercadante on the open market on September 30, 2005 and 1,221,672 shares issuable upon the exercise of outstanding options to purchase common stock (the “Options”), which Options were fully vested on the date of grant (November 22, 2004) but may only be exercised as set forth in Mr. Mercadante’s option agreement. See Item 3 below for further detail.
(2)	Based upon an aggregate of 64,712,532 shares outstanding as of October 3, 2005. See Item 5(e) below.

Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of DrugMax, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 312 Farmington Avenue, Farmington, CT 06032-1968. The Company is a specialty pharmacy and drug distribution provider formed by the merger on November 12, 2004 of DrugMax, Inc. and Familymeds Group, Inc. The Company works closely with doctors, patients, managed care providers, medical centers and employers to improve patient outcomes while delivering low cost and effective healthcare solutions. The Company is focused on building an integrated specialty drug distribution platform through its drug distribution and specialty pharmacy operations. The Company operates two drug distribution facilities, under the Valley Drug Company and Valley Drug South names, and 77 specialty pharmacies in 13 states under the Arrow Pharmacy & Nutrition Center and Familymeds Pharmacy brand names. The Company’s platform is designed to provide services for the treatment of acute and complex health diseases including chronic medical conditions such as cancer, diabetes and pain management. The Company often serves defined population groups on an exclusive, closed panel basis to maintain costs and improve patient outcomes. The Company offers a comprehensive selection of brand name and generic pharmaceuticals, non-prescription healthcare-related products, and diagnostic supplies to its patients, independent pharmacies, physicians, clinics, long- term care and assisted living centers.

Item 2. Identity and Background.

This statement is filed by Edgardo A. Mercadante, the Chief Executive Officer, President and Co-Chairman of the Board of Directors of the Company. His business address is 312 Farmington Avenue, Farmington, CT 06032-1968. Mr. Mercadante is United States citizen. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

On October 7, 2005, the Board of Directors of the Company approved the issuance of 200,000 shares of Restricted Stock to Mr. Mercadante, of which 133,333 shares of common stock vest on October 7, 2006 and 66,667 shares of common stock vest of October 7, 2005.

Additionally, Mr. Mercadante purchased an aggregate of 20,000 shares of common stock of the Company over the course of two days (9/29/05 – 9/30/05) on the open market using personal funds. The aggregate purchase price of the shares of common stock was $33,259.00.

On November 12, 2004, the Company merged with Familymeds Group, Inc. Mr. Mercadante was previously the Chief Executive Officer and Chairman of the Board of Familymeds. The merger agreement between Familymeds and DrugMax provided that in connection with the merger, certain employees and directors of Familymeds that agreed to continue to provide services to the Company after the merger would be entitled to receive shares of restricted stock of the Company and options to purchase common stock of the Company as an incentive and award for future performance. On November 12, 2004, Mr. Mercadante was appointed to the Board of Directors of the Company and was appointed as the Company’s Chief Executive Officer. Accordingly, on November 19 and 22, 2004, the Company, in compliance with its contractual obligations, issued to Mr. Mercadante 261,175 shares of restricted stock and an option to purchase 1,221,672 shares of common stock of the Company.

Item 4. Purpose of Transaction.

See Item 3 above. Other than as described above, Mr. Mercadante has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) Mr. Mercadante’s beneficial ownership of shares of common stock of the Company is incorporated by reference to Item 11 of his Cover Page.

(b) The number of shares as to which Mr. Mercadante has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition is incorporated by reference to Items 7 through 10 of his Cover Page.

(c) See Item 3.

(d) Not applicable.

(e) On October 3, 2005, the Company completed private placement investments of common stock and warrants totaling $51.1 million. In connection therewith, the Company issued 44,093,432 shares of common stock. As a result, as of such date, Mr. Mercadante ceased to be the beneficial owner of more than five percent of the common stock of the Company.

Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, as of October 13, 2005.

/s/ Edgardo A. Mercadante
Edgardo A. Mercadante